July 13, 2018

VIA EDGAR and OVERNIGHT DELIVERY

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	DTZ Jersey Holdings Limited
Registration Statement on Form S-1
Filed June 20, 2018
File No. 333-225742

Dear Ms. Barros:

This letter is submitted on behalf of Cushman & Wakefield Limited (the “Company”) to supplement the Company’s responses to certain comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated June 29, 2018, with respect to the above referenced Registration Statement on Form S-1 filed by DTZ Jersey Holdings Limited, the Company’s predecessor, on June 20, 2018. The Company has previously responded to all comments of the Staff’s letter dated June 29, 2018.

For your convenience, the text of the Staff’s comment for which the Company is submitting a supplemental response is set forth in bold below, followed by the Company’s response.

Supplemental Response to Comment 19 from Staff’s Letter of May 10, 2018

8.	We note your response that a tax opinion is only required by Item 601(b)(8) of Regulation S-K when the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing. We also note your disclosure beginning on page 169 titled “Certain U.K. Tax Considerations.” Please file the tax opinion as required by Item 601(b)(8) of Regulation S-K or provide a further explanation of why you believe you are not required to do so.

Response

The Company respectfully acknowledges the Staff’s comment and previously responded to the comment in the Company’s letter of July 12, 2018.

In further response to Comment 8 from the Staff’s Letter of June 29, 2018, the Company will file a tax opinion of Cleary Gottlieb Steen & Hamilton LLP in the form attached hereto as Exhibit A as Exhibit 8.1 to a future amendment to the Registration Statement.

*        *        *

Ms. Sonia Gupta Barros

Securities and Exchange Commission

Please direct any comments regarding this submission to Brett Soloway at (312) 470-1800 or Helena K. Grannis at (212) 225-2376.

Sincerely,

/s/ Brett Soloway

Brett Soloway
Executive Vice President, General Counsel and Corporate Secretary

cc:	Rahul Patel

Babette Cooper

Wilson K. Lee

Securities and Exchange Commission

Jeffrey D. Karpf

Helena K. Grannis

Cleary Gottlieb Steen & Hamilton LLP

Patrick O’Brien

Thomas J. Fraser

Ropes & Gray LLP

Exhibit A

Form of Tax Opinion

[Letterhead of Cleary Gottlieb Steen & Hamilton LLP]

Draft: July 13, 2018

Cushman & Wakefield plc

125 Old Broad Street,

London,

United Kingdom,

EC2N 1AR

Re: Cushman & Wakefield plc Registration Statement on Form S-1

Ladies and Gentlemen,

1.    We have acted as United Kingdom tax counsel to Cushman & Wakefield plc, a public limited company incorporated under the laws of England and Wales (the “Company”), in connection with the offering (the “Offering”) by the Company of ordinary shares of $             each in the Company.

2.    This opinion is being furnished in connection with the registration statement (as amended through the date hereof, the “Registration Statement”) on Form S-1 (No. 333-225742) filed by the Company with the Securities and Exchange Commission on                     , 2018 pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder (the “Rules”).

3.    We hereby confirm to you that the statements set forth in the Registration Statement under the heading “Tax Considerations—Certain U.K. Tax Considerations”, insofar as such statements purport to summarise certain tax laws of the United Kingdom and certain published H.M. Revenue & Customs practice, fairly summarise such laws and practice as at the date hereof, subject to the limitations, assumptions and reservations stated therein.

4.    The opinion set forth above is subject to the following reservations:

(a)    the above-mentioned statements concerning United Kingdom tax set forth in the Registration Statement under the heading “Tax Considerations—Certain U.K. Tax Considerations” do not purport to discuss all United Kingdom tax implications of the proposed Offering and are limited to the matters expressly referred to in those statements;

(b)    the above-mentioned statements concerning United Kingdom tax set forth in the Registration Statement under the heading “Tax Considerations—Certain U.K. Tax Considerations” are limited to United Kingdom tax law as currently applied by the courts of England and to the published practices of H.M. Revenue & Customs applicable at the date of this opinion letter, and the opinion set out herein is given on the basis that this opinion letter and any non-contractual obligations arising out of or in connection with it, will be governed by and construed in accordance with English law; and

(c)    we express no opinion on the laws of any jurisdiction other than the United Kingdom, and we express no opinion in relation to any United Kingdom tax or any other matter other than as expressly referred to above.

5.    We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to this firm under the caption “Legal Matters” of the prospectus contained in part I of the Registration Statement. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.

6.    This opinion letter shall be governed by and construed in accordance with English law.

7.    This opinion letter is not to be furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose.

8.    We assume no obligation to advise you or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinion expressed herein.

Very truly yours, CLEARY GOTTLIEB STEEN & HAMILTON LLP

By:

Richard Sultman, a Partner